Exhibit 99.1

Pembina Pipeline Corporation Reports Results for the Second Quarter 2023 and Declares Quarterly Common Share Dividend

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, Alberta--(BUSINESS WIRE)--August 3, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2023.

Highlights

  Second Quarter Results - reported earnings of $363 million and adjusted EBITDA of $823 million.
  Guidance - 2023 adjusted EBITDA guidance range has been narrowed to $3.55 billion to $3.75 billion (previously $3.5 billion to $3.8 billion).
  Cedar LNG - Cedar LNG has received its LNG Facility Permit from the BC Energy Regulator. In addition, Cedar LNG has signed incremental non-binding Memorandums of Understanding and is fully subscribed in relation to the project's total capacity. A final investment decision is now expected in the fourth quarter of 2023.
  Environmental, Social & Governance ("ESG") - in June, Pembina released its 2022 Sustainability Report, which provides updates on key ESG focus areas and its continued progress towards ESG targets.
  Common Share Dividend - the board of directors declared a common share cash dividend for the third quarter of 2023 of $0.6675 per share, to be paid, subject to applicable law, on September 29, 2023, to shareholders of record on September 15, 2023.
  Common Share Repurchases - during the second quarter, Pembina repurchased approximately 1.2 million common shares at a total cost of $50 million.
  Strong Balance Sheet - at June 30, 2023, the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.5 times and Pembina expects to exit the year with a ratio of 3.4 to 3.6 times. During the quarter, Pembina paid down approximately $450 million of proportionately consolidated debt, using proceeds from the sale of PGI's interest in the Key Access Pipeline System ("KAPS") and cash flow from operating activities.

Financial and Operational Overview

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted)	2023	2022	2023	2022
Revenue	2,070	3,095	4,367	6,133
Net revenue(1)	858	1,020	1,804	2,174
Gross profit	659	711	1,331	1,568
Adjusted EBITDA(1)	823	849	1,770	1,854
Earnings	363	418	732	899
Earnings per common share – basic (dollars)	0.60	0.70	1.21	1.51
Earnings per common share – diluted (dollars)	0.60	0.69	1.21	1.50
Cash flow from operating activities	653	604	1,111	1,259
Cash flow from operating activities per common share – basic (dollars)	1.19	1.09	2.02	2.28
Adjusted cash flow from operating activities(1)	606	683	1,240	1,383
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.10	1.23	2.25	2.50
Capital expenditures	123	152	260	331
Total volumes (mboe/d)(2)	3,187	3,344	3,186	3,358
(1)	Refer to "Non-GAAP and Other Financial Measures".
(2)

Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Financial and Operational Overview by Division

	3 Months Ended June 30						6 Months Ended June 30
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,438	350	501	2,476	382	523	2,452	726	1,026	2,486	743	1,044
Facilities	749	153	272	868	147	277	734	288	570	872	397	558
Marketing & New Ventures	—	115	96	—	135	103	—	235	265	—	352	370
Corporate	—	(161)	(46)	—	(149)	(54)	—	(317)	(91)	—	(344)	(118)
Total	3,187	457	823	3,344	515	849	3,186	932	1,770	3,358	1,148	1,854
(1)

Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes do not include Empress processing capacity. Marketed natural gas liquids ("NGL") volumes are excluded from volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis dated August 3, 2023 for the three and six months ended June 30, 2023 for further information.

(2)	Refer to "Non-GAAP and Other Financial Measures".

For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2022 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Financial & Operational Highlights

Adjusted EBITDA

Pembina reported second quarter adjusted EBITDA of $823 million, representing a $26 million or three percent decrease over the same period in the prior year.

Second quarter results reflect the resilience of Pembina's business, the benefit of continued growth in volumes and higher tolls on certain systems, and a solid contribution from the crude oil marketing business, offset by the typical seasonality in Pembina's NGL marketing business and lower NGL prices in the quarter. In addition, second quarter results reflect the impact of wildfires in Alberta and British Columbia on Pembina's and its customer's operations; the impact of third-party outages; and reduced operating pressure on the Northern Pipeline system until mid-May. The impacts to second quarter adjusted EBITDA from the reduced operating pressure on the Northern Pipeline system and wildfires were approximately $23 million and $24 million, respectively. Finally, second quarter results also include various other revenue deferrals and costs with an aggregate impact of $21 million to adjusted EBITDA.

Pipelines reported adjusted EBITDA of $501 million for the second quarter, representing a $22 million or four percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  lower revenues resulting from the reduced operating pressure on the Northern Pipeline system;
  lower revenues due to the impacts of wildfires and third-party outages;
  higher revenues on the Peace Pipeline system and Cochin Pipeline due to higher tolls;
  lower revenues from Alliance Pipeline as the second quarter of 2022 included the sale of linepack inventory, combined with seasonal contracts being replaced by firm contracts at lower regulated rates, and lower interruptible volumes driven by a narrower AECO-Chicago natural gas price differential; and
  a deferred recognition of flow-through capital charges on the Peace Pipeline system.

Facilities reported adjusted EBITDA of $272 million for the second quarter, representing a $5 million or two percent decrease over the same period in the prior year, reflecting the net impact of the following factors:

  lower revenues resulting from the transfer of the majority of Pembina's wholly-owned field-based gas processing assets to Pembina Gas Infrastructure ("PGI") following the creation of PGI on August 15, 2022 (the "PGI Transaction"), with revenue from such assets now being accounted for in share of profit from equity accounted investees;
  higher share of profit from equity accounted investees, primarily due to the strong performance from the former Energy Transfer Canada ("ETC") plants and the Dawson Assets; and
  lower revenue at the Younger facility and the Redwater Complex resulting from the reduced operating pressure on the Northern Pipeline system and wildfires; and
  lower realized gains on commodity-related derivatives.

Marketing & New Ventures reported adjusted EBITDA of $96 million for the second quarter, representing a $7 million or seven percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  lower crude oil margins resulting from lower prices across the crude oil complex and lower NGL margins as a result of lower propane and butane prices;
  realized gains on commodity-related derivatives for the quarter compared to losses during the second quarter of 2022;
  lower contribution from Aux Sable as a result of lower NGL prices;
  costs incurred in relation to an insurance contract provision connected to Cedar LNG; and
  a final arbitration award issued against CKPC.

Corporate reported adjusted EBITDA of negative $46 million for the second quarter, representing an $8 million or 15 percent increase over the same period in the prior year, reflecting the net impact of the following factors:

  higher shared service revenue;
  higher general and administrative expenses, partially offset by lower long-term incentive costs, driven by changes in Pembina's share price and share price performance relative to peers; and
  higher other expense.

Earnings

Pembina reported second quarter earnings of $363 million, representing a $55 million or 13 percent decrease over the same period in the prior year.

Pipelines had reportable segment earnings before tax of $350 million, representing a $32 million or eight percent decrease compared to the same period in the prior year. The decrease was attributable to the factors impacting adjusted EBITDA, as noted above.

Facilities had reportable segment earnings before tax of $153 million, representing a $6 million or four percent increase over the same period in the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the second quarter was positively impacted by lower depreciation, including the impact of the PGI Transaction.

Marketing & New Ventures had reportable segment earnings before tax of $115 million, representing a $20 million or 15 percent decrease over the same period in the prior year. In addition to the items impacting adjusted EBITDA discussed above, the decrease was related to the lower unrealized gain on commodity-related derivatives and lower net finance costs.

In addition to the changes in reportable segment earnings for each division discussed above, the change in second quarter earnings compared to the prior period was due to the net impact of higher other expenses and higher shared service revenue related to shared service agreements with joint ventures following the PGI Transaction.

Cash Flow From Operating Activities

Cash flow from operating activities of $653 million for the second quarter represents a $49 million or 8 percent increase compared to the same period in the prior year. The increase was primarily driven by an increase in the change in non-cash working capital, higher distributions from equity accounted investees, and lower taxes paid, partially offset by lower operating results and a decrease in payments collected through contract liabilities.

On a per share (basic) basis, cash flow from operating activities was $1.19 per share, representing an increase of nine percent compared to the same period in the prior year.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $606 million for the second quarter represents a $77 million or 11 percent decrease compared to the same period in the prior year. The decrease was largely due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, combined with higher current tax expense, partially offset by lower accrued share-based compensation payments.

On a per share (basic) basis, adjusted cash flow from operating activities was $1.10 per share, representing a decrease of 11 percent compared to the same period in the prior year.

Volumes

Total volumes of 3,187 mboe/d for the second quarter represent a decrease of approximately five percent over the same period in the prior year.

Pipelines volumes of 2,438 mboe/d in the second quarter represent a two percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  approximately 18 mboe/d reduction in volumes due to the reduced operating pressure on the Northern Pipeline system;
  approximately 42 mboe/d reduction in volumes due to the wildfires;
  lower interruptible volumes on the Alliance Pipeline due to the narrower AECO-Chicago natural gas price differential; and
  higher volumes at AEGS due to third-party outages in the second quarter of 2022.

Facilities volumes of 749 mboe/d in the second quarter represent a 14 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  the disposition of Pembina's interest in the assets comprising the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant (collectively, "E1 and E6"), in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains Midstream-operated assets at Empress.
  approximately 39 mboe/d reduction in volumes at the Younger facility and the Redwater Complex due to the reduced operating pressure on the Northern Pipeline system;
  approximately 16 mboe/d reduction in volumes due to the wildfires; and
  increased gas processing volumes, primarily at the former ETC plants and the Dawson Assets.

Excluding the impact of the disposition of Pembina’s interest in the E1 and E6 assets at Empress, Facilities volumes would have decreased by two percent compared to the same period in the prior year. Also excluding the impacts of the reduced operating pressure on the Northern Pipeline system and wildfires, Facilities volumes would have increased by five percent compared to the same period in the prior year.

Marketed NGL volumes of 163 mboe/d in the second quarter represent a seven percent decrease compared to the same period in the prior year, reflecting reduced ethane sales as a result of lower supply volumes from the Redwater Complex due to the reduced operating pressure on the Northern Pipeline system.

Quarterly Common Share Dividend

Pembina's board of directors has declared a common share cash dividend for the third quarter of 2023 of $0.6675 per share, to be paid, subject to applicable law, on September 29, 2023, to shareholders of record on September 15, 2023. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S. $0.5006 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7499. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.

Executive Overview

In the second quarter, Pembina faced challenges associated with wildfires throughout Alberta and British Columbia. The impact was felt across the industry as roughly two billion cubic feet per day of natural gas production was temporarily shut in. We are pleased not to have incurred any material fire-related damage to our assets and all employees and contractors in the affected areas were kept safe while the Company worked to ensure they received the personal and professional support they needed. Pembina extends its sincere thanks to our staff and emergency response teams, customers, and industry partners, as well as all emergency personnel for their diligent response to the wildfires.

In addition, in mid-May, following approval from the Alberta Energy Regulator, Pembina safely resumed normal service on the Northern Pipeline system at full operating rates.

Notwithstanding the short-term impacts of the wildfires and the Northern Pipeline system outage on Pembina and the broader industry, the outlook for the Western Canadian Sedimentary Basin ("WCSB") remains promising. Pembina's operations have returned to normal and through the first month of the third quarter volumes have been strong, reflecting levels from earlier in the year, prior to the Northern Pipeline system outage and the wildfires. We expect continued volume growth throughout the second half of 2023, including in the conventional pipelines business where full year volumes are expected to be four percent higher than the prior year. Further, volume growth is expected to continue through the rest of the decade based on certain industry-wide developments, including most notably, additional egress through various West Coast LNG projects and the TransMountain Pipeline expansion; production growth in the Montney, Duvernay, and Clearwater; and an expansion of Alberta's petrochemical industry. Given its existing asset base, integrated value chain, contractual agreements, and deep customer relationships, Pembina is poised to capture new volumes and benefit from increasing asset utilization and growth projects.

Pembina has narrowed its 2023 adjusted EBITDA guidance range to $3.55 billion to $3.75 billion (previously $3.5 billion to $3.8 billion). The revised range reflects year-to-date results, an expectation of stronger volumes in the second half of the year and the current outlook for commodity prices.

During the second quarter, consistent with our track record of disciplined capital allocation, Pembina paid down approximately $450 million of proportionately consolidated debt, using proceeds from the sale of PGI's interest in the KAPS and cash flow from operating activities. Pembina also repurchased approximately 1.2 million common shares at a total cost of $50 million.

Full year 2023 cash flow from operating activities is expected to exceed dividend payments and capital expenditures and the common share repurchases to date. Pembina will continue to evaluate the merits of debt repayment relative to additional share repurchases, taking into account prevailing market conditions and risk-adjusted returns, as well as the need to fund future capital projects.

At June 30, 2023, the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.5 times and Pembina expects to exit the year with a ratio of 3.4 to 3.6 times, supporting a strong BBB credit rating.

Environmental, Social & Governance

During the quarter, Pembina released its 2022 Sustainability Report, which provides updates on the advances made in the ESG focus areas of Governance, Energy Transition & Climate, Employee Well-being & Culture, Health & Safety, Responsible Asset Management, and Indigenous & Community Engagement.

The 2022 Sustainability Report captures the continued progress on Pembina's ESG targets, including greenhouse gas ("GHG") emissions intensity reductions and equity, diversity and inclusion. With respect to GHGs, Pembina remains on track to meet its '30 by 30' emissions intensity reduction target. In 2022, Pembina implemented a number of improvements to reduce absolute emissions, including completion of the Empress Cogeneration facility, as well as many efficiency enhancements, such as pump replacements and optimizations, pipeline flow rate optimizations, engine conversions from rich-burn to lean-burn, fugitive leak repairs, and several other initiatives. These actions resulted in an absolute annual reduction of approximately 60,000 tonnes of GHG emissions. As well, in relation to Pembina's diversity targets, women now represent 45 percent of the independent members of our board and 35 percent of our executive team, exceeding the goals we set.

Pembina's sustainability reporting has been designed to provide transparency and disclosure on its ESG performance and has been developed using guidance from leading reporting standards, including the Sustainability Accounting Standards Board (SASB) and with reference to the Global Reporting Initiative (GRI). Where applicable, reporting also includes references to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). For example, in 2022, as part of the work we completed to refresh our corporate strategy, we undertook robust scenario planning to evaluate the potential implications of changes in the rate of decarbonization and energy demand both at the global and regional scale. By evaluating our business performance against a range of potential energy futures we were able to test the resilience of our business and establish strategic priorities to ensure the business will thrive through 2030 and beyond. This resulted in alignment on strategic priorities including a focus on environmental leadership to sustain, decarbonize, and enhance our businesses and investing in the energy transition to improve the basins in which we operate.

We are proud of the progress we have made to date on Pembina's sustainability initiatives and look forward to continuing the journey.

The 2022 Sustainability Report is available at www.pembina.com/sustainability.

Projects and New Developments

Pipelines

  The Phase VIII Peace Pipeline expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 kilometres, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235,000 bpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Pipe manufacturing is complete and mainline construction activities have commenced. One pump station has been completed, with two additional pump stations expected to be completed in the second half of 2023. The project has an estimated cost of approximately $530 million and is trending on time and under budget. Phase VIII is expected to enter service in the first half of 2024.
  Pembina is actively progressing over $200 million in other pipeline projects, including a northeast British Columbia ("NEBC") infrastructure expansion, the reactivation of the Nipisi Pipeline, which is expected in the third quarter of 2023, various laterals and tie-ins, and other projects to support ongoing system upgrades facilitating producer capture and improving market access.

  The NEBC infrastructure expansion currently underway, and expected to be completed in the second half of 2024, includes terminal upgrades, additional storage, and a new mid-point pump station, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This capacity is needed to fulfill customer demand in light of growing volumes from NEBC and Pembina's previously announced long-term midstream service agreements with three premier NEBC Montney producers for the transportation and fractionation of liquids.

Facilities

  Pembina is constructing a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater fractionation and storage complex (the "Redwater Complex"). RFS IV is expected to cost approximately $460 million and will leverage the design, engineering and operating best practices of its existing facilities. The project includes additional rail loading capacity at the Redwater Complex. Subject to regulatory and environmental approvals, RFS IV is expected to be in-service in the first half of 2026 and is currently trending on time and on budget. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Engineering activities are progressing and the ordering of long-lead equipment commenced in the second quarter of 2023.
  Consistent with Pembina's and KKR's intention to divest upon announcing the PGI Transaction, and pursuant to a subsequent agreement with the Competition Bureau, on December 11, 2022, a subsidiary of PGI entered into an agreement to sell its 50 percent non-operated interest in the KAPS, which was contributed to PGI as part of the PGI Transaction. The KAPS divestiture was completed on April 26, 2023 and the proceeds from the sale were primarily used to reduce debt at PGI.

Marketing & New Ventures

  Pembina has formed a partnership with the Haisla Nation to develop the proposed Cedar LNG project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets, and is expected to achieve higher prices for Canadian producers, contribute to lower overall emissions, and enhance global energy security. Given that Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the greenest LNG facilities in the world. Cedar LNG is expected to be structured as a tolling business providing a low risk, long-term cash flow stream, and strengthening Pembina's financial resilience.

  Subsequent to the quarter, on July 6, 2023, Cedar LNG received its LNG Facility Permit from the BC Energy Regulator. This is another major regulatory milestone that follows the receipt of the Environmental Assessment Certificate from the B.C. Environmental Assessment Office, a positive Decision Statement from the federal Minister of Environment and Climate Change, and a pipeline permit for the Cedar LNG Pipeline connection to the Coastal GasLink Pipeline. Collectively, these reflect the key permitting milestones for Cedar LNG.

  In addition to the previously disclosed Memorandum of Understanding ("MOU") with ARC Resources Limited, Cedar LNG has signed incremental non-binding MOUs with investment grade counterparties for long-term liquefaction services and is fully subscribed in relation to the project's total capacity. Work towards the signing of definitive commercial agreements is ongoing.

  Cedar LNG elected to progress a second Front End Engineering Design ("FEED") process for the floating LNG vessel in late 2022 and has been waiting for that work to progress to the same stage as the original FEED. In conjunction with detailed commercial discussions and ongoing negotiations between LNG Canada and Coastal GasLink, this has resulted in the anticipated final investment decision being revised to the fourth quarter of 2023.

  Pembina and TC Energy Corporation ("TC Energy") continue to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. Pembina and TC Energy are exploring options to create several hubs throughout Alberta. The first hub is the Industrial Heartland project, which will have the potential of transporting and storing up to ten million tonnes of carbon dioxide ("CO2") annually. The first phase of the Industrial Heartland project will have the potential of transporting and storing up to five million tonnes of CO2 annually. Pembina and TC Energy continue to progress surface and sub-surface engineering and planning, while engaging with customers and other stakeholders. In 2023, ACG licensed and purchased existing seismic data and completed the acquisition of new seismic data. This data will be integrated into subsurface geophysical models and help guide the location of an appraisal well to be drilled in 2023.

Second Quarter 2023 Conference Call & Webcast

Pembina will host a conference call on Friday, August 4, 2023 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the second quarter of 2023. The conference call dial-in numbers for Canada and the U.S. are 416-764-8658 or 888-886-7786. A recording of the conference call will be available for replay until Friday, August 11, 2023 at 11:59 p.m. ET. To access the replay, please dial either 416-764-8692 or 877-674-7070 and enter the password 170209#.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering: https://events.q4inc.com/attendee/963473968 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including operating segment and general market conditions outlooks and industry developments for 2023 and thereafter; outlooks for commodity prices, demand, and the effect thereof on the business of the Company; expectations about future demand for Pembina's infrastructure and services; expectations relating to the development and anticipated benefits of Pembina's new projects and developments, including the Phase VIII Peace Pipeline expansion, Cedar LNG, RFS IV, and ACG, including the timing thereof; Pembina's revised 2023 adjusted EBITDA guidance range; the Company's expectations in respect of full year 2023 cash flow from operating activities and future actions taken by Pembina in relation thereto; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, repairs to or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance and stakeholders; expectations regarding Pembina's financial strength and condition; expectations regarding Pembina's commercial agreements, including the expected timing and benefit thereof; statements and expectations related to Pembina's commitment to, and the effectiveness and impact of, its sustainability goals and targets; and the impact of current and expected market conditions on Pembina.

The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 23, 2023 for the year ended December 31, 2022 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the revised 2023 adjusted EBITDA and proportionately consolidated debt to adjusted EBITDA guidance contained herein as of the date of this news release. The purpose of the revised 2023 adjusted EBITDA and proportionately consolidated debt to adjusted EBITDA guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted EBITDA per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated August 3, 2023 for the three and six months ended June 30, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	608	604	220	360	1,357	2,300	(115)	(169)	2,070	3,095
Cost of goods sold, including product purchases	—	—	—	2	1,277	2,157	(65)	(84)	1,212	2,075
Net revenue	608	604	220	358	80	143	(50)	(85)	858	1,020
6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	1,236	1,177	428	717	2,915	4,571	(212)	(332)	4,367	6,133
Cost of goods sold, including product purchases	—	—	—	2	2,686	4,124	(123)	(167)	2,563	3,959
Net revenue	1,236	1,177	428	715	229	447	(89)	(165)	1,804	2,174

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings before income tax	350	382	153	147	115	135	(161)	(149)	457	515
Adjustments to share of profit from equity accounted investees and other	41	38	76	34	8	31	—	—	125	103
Net finance costs (income)	8	8	2	7	(4)	11	103	98	109	124
Depreciation and amortization	102	96	41	80	11	11	12	11	166	198
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	9	(34)	(74)	—	—	(34)	(65)
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	—	(12)	—	(12)
Impairment charges, transformation and restructuring costs, contract dispute settlement, gain on disposal of assets and non-cash provisions	—	(1)	—	—	—	(11)	—	(2)	—	(14)
Adjusted EBITDA	501	523	272	277	96	103	(46)	(54)	823	849
Adjusted EBITDA per common share – basic (dollars)									1.50	1.53
6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings before income tax	726	743	288	397	235	352	(317)	(344)	932	1,148
Adjustments to share of profit from equity accounted investees and other	85	91	203	68	13	37	—	—	301	196
Net finance costs (income)	15	15	4	9	(3)	9	204	200	220	233
Depreciation and amortization	201	195	75	135	23	22	22	23	321	375
Unrealized gain on commodity-related derivative financial instruments	—	—	—	(51)	—	(39)	—	—	—	(90)
Impairment charges, transformation and restructuring costs, contract dispute settlement, gain on disposal of assets and non-cash provisions	(1)	—	—	—	(3)	(11)	—	3	(4)	(8)
Adjusted EBITDA	1,026	1,044	570	558	265	370	(91)	(118)	1,770	1,854
Adjusted EBITDA per common share – basic (dollars)									3.22	3.36

2023 Adjusted EBITDA Guidance

The equivalent historical non-GAAP financial measure to 2023 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2022.

12 Months Ended December 31, 2022	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss) before income tax	1,415	1,787	708	(708)	3,202
Adjustments to share of profit from equity accounted investees and other	172	288	25	—	485
Net finance costs (income)	28	13	27	418	486
Depreciation and amortization	396	196	44	47	683
Unrealized gain on commodity-related derivative financial instruments	—	(50)	(83)	—	(133)
Gain on PGI Transaction	—	(1,110)	—	—	(1,110)
Transaction costs incurred in respect of acquisitions	—	(1)	—	—	(1)
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	116	14	—	4	134
Adjusted EBITDA	2,127	1,137	721	(239)	3,746
Adjusted EBITDA per common share – basic (dollars)					6.78

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit from equity accounted investees	20	48	69	20	8	6	97	74
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	5	3	1	11	—	(1)	6	13
Income tax expense	—	—	21	—	—	—	21	—
Depreciation and amortization	36	35	41	23	8	6	85	64
Unrealized loss on commodity-related derivative financial instruments	—	—	9	—	—	26	9	26
Transaction costs incurred in respect of acquisitions	—	—	4	—	—	—	4	—
Total adjustments to share of profit from equity accounted investees	41	38	76	34	8	31	125	103
Adjusted EBITDA from equity accounted investees	61	86	145	54	16	37	222	177

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit from equity accounted investees	55	88	117	44	7	27	179	159
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	10	16	54	19	—	(1)	64	34
Income tax expense	1	—	34	—	—	—	35	—
Depreciation and amortization	74	75	96	49	13	12	183	136
Unrealized loss on commodity-related derivative financial instruments	—	—	9	—	—	26	9	26
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	10	—	—	—	10	—
Total adjustments to share of profit from equity accounted investees	85	91	203	68	13	37	301	196
Adjusted EBITDA from equity accounted investees	140	179	320	112	20	64	480	355

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.

Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2023	2022	2023	2022
Cash flow from operating activities	653	604	1,111	1,259
Cash flow from operating activities per common share – basic (dollars)	1.19	1.09	2.02	2.28
Add (deduct):
Change in non-cash operating working capital	(11)	103	188	142
Current tax expense	(78)	(54)	(177)	(175)
Taxes paid, net of foreign exchange	66	86	113	238
Accrued share-based payment expense	7	(24)	(13)	(63)
Share-based compensation payment	—	—	77	45
Preferred share dividends paid	(31)	(32)	(59)	(63)
Adjusted cash flow from operating activities	606	683	1,240	1,383
Adjusted cash flow from operating activities per common share – basic (dollars)	1.10	1.23	2.25	2.50

Proportionately Consolidated Debt-to-Adjusted EBITDA

Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	June 30, 2023	December 31, 2022
Loans and borrowings (current)	650	600
Loans and borrowings (non-current)	9,356	9,405
Loans and borrowings of equity accounted investees	2,746	3,366
Proportionately consolidated debt	12,752	13,371
Adjusted EBITDA	3,662	3,746
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.5	3.6
($ millions)	12 Months Ended June 30, 2023	6 Months Ended June 30, 2023	12 Months Ended December 31, 2022	6 Months Ended June 30, 2022
Earnings before income tax	2,986	932	3,219	1,148
Adjustments to share of profit from equity accounted investees and other	590	301	468	196
Net finance costs	473	220	486	233
Depreciation and amortization	629	321	683	375
Unrealized gain on commodity-related derivative financial instruments	(43)	—	(133)	(90)
Gain on PGI Transaction	(1,110)	—	(1,110)	—
Transaction costs incurred in respect of acquisitions	(1)	—	(1)	—
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	138	(4)	134	(8)
Adjusted EBITDA	3,662	1,770	3,746	1,854
	=A+B-C	A	B	C

Contacts

Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com